Exhibit 2.4







August 9, 2002

Mr. Robert Price
Price Communications Corporation
45 Rockefeller Plaza
New York, NY 10020

Dear Mr. Price:

Re:  New LP Financing

     We refer to (i) the Transaction Agreement dated as of December 18, 2001 (as amended by an amendment dated April 15, 2002 and the letter agreement dated July 16, 2002) among Price Communications Corporation, Price Communications Cellular Inc., Price Communications Cellular Holdings, Inc., Price Communications Wireless, Inc., Cellco Partnership and Verizon Wireless of the East LP (the "Transaction Agreement") and (ii) the Exchange Agreement dated as of December 18, 2001 among Price Communications Corporation, Price Communications Cellular Inc., Price Communications Cellular Holdings, Inc., Price Communications Wireless, Inc., Verizon Communications Inc., Verizon Wireless Inc., Cellco Partnership and Verizon Wireless of the East LP (the "Exchange Agreement"). Capitalized terms used and not defined herein shall have the meanings given to such terms in the Transaction Agreement and the Exchange Agreement.

     Notwithstanding the terms set forth in the Transaction Agreement and the Exchange Agreement, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that:

     (1) The definition of "Excess Financing Cost" contained in Section 1.01(a) of the Transaction Agreement is hereby amended and restated in its entirety as follows:

          ""Excess Financing Cost" means all reasonable out-of-pocket fees and other costs and expenses incurred by New LP in connection with the proposed financing by Goldman Sachs Credit Partners L.P. and the New LP Financing."

         (2) Section 1.01(a) of the Transaction Agreement is hereby amended to insert the following new definition:

          "VCI" means Verizon Communications Inc., a Delaware corporation, and its successors.""



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         (3) Section 1.01(b) of the Transaction Agreement is hereby amended to insert the following terms in appropriate alphabetical order:

         Company Guarantee                                    14.02(q)
         Lender Security Agreement                            14.02(s)
         New Lender                                           2.06(c)
         New LP                                               Preamble
         New LP Refinancing                                   2.06(c)
         Price Parent Guarantee                               14.02(r)
         Vodafone                                             2.06(a)
         VZW Notes                                            2.06(b)

         (4) Section 2.06 of the Transaction Agreement is hereby amended and restated in its entirety as follows:

                  "SECTION 2.06. New LP Financing. (a) Immediately prior to the Closing, New LP will, and Cellco will cause New LP to, obtain debt financing in an amount equal to $350 million (the "New LP Financing") from VCI or a wholly-owned Subsidiary of VCI (the "Lender"); provided that (i) the definitive documentation relating to the New LP Financing shall be reasonably satisfactory to Price Parent and (ii) the New LP Financing (A) shall be non-recourse to the partners of New LP (other than pursuant to the Company Guarantee or the Price Parent Guarantee) and (B) shall not obligate New LP to repay such financing or any portion thereof (other than upon an event of default based upon any bankruptcy or insolvency related event) prior to four years and six months after the Closing Date, except in the event of a VCI Call Exchange, in which case, not prior to six months after the date of such VCI Call Exchange. The New LP Financing shall bear interest at an annual rate as determined in Section 2.06(b), and such interest shall be payable in cash quarterly in arrears.

                  (b) Cellco shall solicit bid and ask secondary market quotations from an unaffiliated securities dealer selected by Cellco for $10 million principal amount of its outstanding 5.375% Notes due 2006 (the "VZW Notes") as of approximately 4:00 p.m., New York time, on each of the five trading days immediately preceding the Closing Date. The annual rate of interest payable on the New LP Financing shall be the annual yield on the VZW Notes implied by the simple average of the midpoints of such bid and ask quotations, and such rate shall be the annual rate of interest referred to in clause (i)(A) of the definition of "Rate Adjustment Percentage" in Section 1.01(a) of the New LP Agreement.

                  (c) Prior to VCI taking any action (including, without limitation, as a result of or in response to the exercise by Vodafone Group Plc ("Vodafone") of its rights under the Investment Agreement dated as of April 3, 2000 among Vodafone (formerly Vodafone AirTouch
         Plc), Verizon Communications Inc. (formerly Bell Atlantic Corporation) and Cellco, as amended from time to time, to require the purchase or repurchase of all or a portion of Vodafone's interests in Cellco) which would increase its interest in Cellco and result in it owning, directly

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


         or indirectly, 80% or more of the capital or profits interest in Cellco, Cellco and New LP will use their commercially reasonable efforts to obtain, immediately prior to VCI taking such action, debt financing in an amount equal to $350 million (the "New LP Refinancing") from such Person or Persons (such Person or Persons, the "New Lender") on such terms and conditions as are determined by New LP, and the proceeds of any such New LP Refinancing shall be used to refinance the New LP Financing; provided that (i) the New Lender shall not be related to any partner of New LP within the meaning of Treasury regulation Section 1.752-4(b)) and (ii) the New LP Refinancing (A) shall be non-recourse to the partners of New LP and Persons related to any such partners within the meaning of Treasury regulation Section 1.752-4(b) and (B) shall not obligate New LP to repay such financing or any portion thereof (other than upon an event of default) prior to four years and six months after the Closing Date."

         (5) Section 14.01 of the Transaction Agreement is hereby amended by deleting clause (g) thereof.

         (6) Section 14.02 of the Transaction Agreement is hereby amended by inserting the following clauses (q), (r) and (s):

                  "(q) The Company shall have irrevocably and unconditionally guaranteed the New LP Financing on terms reasonably satisfactory to New LP (the "Company Guarantee") and delivered to New LP all documents it may reasonably request evidencing such guarantee; it being agreed that the terms of such Company Guarantee shall require that, prior to the Company being obligated to make payment under the Company Guarantee, the Lender shall have (i) demanded payment from New LP in accordance with the terms of the New LP Financing and (ii) exhausted all remedies against New LP. It is understood and agreed that the Company Guarantee shall not prevent the liquidation of the Company or the merger of the Company with or into any other Price Corporation; provided that the obligations of the Company under the Company Guarantee are assumed in full by any other Price Corporation effective upon such liquidation or merger.

                  (r) Price Parent shall have irrevocably and unconditionally guaranteed the Company's obligations under the Company Guarantee as and when due on terms reasonably satisfactory to New LP (the "Price Parent Guarantee") and delivered to New LP all documents it may reasonably request evidencing such guarantee.

                  (s) Price Parent shall have entered into a security agreement (the "Lender Security Agreement") with the Lender, in form and substance reasonably satisfactory to New LP, securing Price Parent's obligations under the Price Parent Guarantee and pursuant thereto have deposited at least $70 million in cash or other property (other than the ELP Interest or any security issued by a Person that has a direct or indirect interest in the ELP Interest) in a collateral account in which the Lender shall have a perfected first priority security interest; it being agreed that the Lender Security Agreement shall (i) permit Price Parent to deposit


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          additional collateral (other than the ELP Interest or any security issued by a Person that has a direct or indirect interest in the ELP Interest) in the collateral account at any time (with Price Parent having the right to control the investment of the assets in the collateral account, provided that such investments shall in no event include the ELP Interest or any security issued by a Person that has a direct or indirect interest in the ELP Interest), (ii) not permit Price Parent to obtain the release of any collateral held in the collateral account other than (A) an aggregate of up to $5 million of collateral as needed to satisfy its ordinary operating expenses and
          (B) any cash interest or ordinary cash dividends paid in respect of cash or cash equivalents or marketable securities held in the collateral account; (iii) require that any assets held by the Price Corporations as of the Closing Date (other than the ELP Interest, rights under this Agreement and the Ancillary Agreements, and an amount of cash reserved for liabilities of the Price Corporations existing and known to be existing as of the Closing Date), which shall include, without limitation, not less than $2 million of cash in the aggregate, and any assets received in respect of the sale, pledge or other disposition of any such assets, or any assets acquired, directly or indirectly, with the proceeds of any such sale, pledge or other disposition, shall be retained by the Price Corporations for so long as the Price Parent Guarantee is outstanding and shall not be distributed or otherwise disposed of by the Price Corporations (other than to Price Parent or pursuant to an arms-length sale (or similar transaction) with a third party where the proceeds of such sale are retained pursuant to this clause (iii)) and (iv) provide (A) that Price Parent shall immediately pay Lender, as liquidated damages, if it distributes or otherwise disposes of assets in breach of clause (iii) of this Section 14.02(s) (subject to a grace period of 10 days), an amount of cash equal to the amount of such distribution or other disposition in breach of such clause (provided that payment of such liquidated damages shall not affect Price Parent's obligations under clause (iii) of this Section 14.02(s)) and (B) that Price Parent agrees that such liquidated damages are reasonable under the circumstances."

         (7) Section 14.03(c) of the Transaction Agreement is hereby amended by inserting the following immediately after "has not been withdrawn":

                  "and containing a revised analysis of the allocation of the liability with respect to the New LP Financing leading to the conclusion that, although the matter is not free from doubt, such liability should be allocated to the Company"

         (8) Section 14.03 of the Transaction Agreement is hereby amended by inserting the following clause (j):

                  "(j) The definitive documentation relating to the Company Guarantee, the Price Parent Guarantee and the Lender Security Agreement shall be reasonably satisfactory to Price Parent."

         (9) Exhibit I to the Transaction Agreement is hereby amended by (i) amending the definition of "Transaction Documents" to also include (x) the Company Guarantee,


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(y) the Price Parent Guarantee and (z) the Lender Security
Agreement and (ii) inserting as a new paragraph number (9) a new paragraph that is the same as paragraph number (8) except that all references to "Pledge Agreement" shall instead be references to the "Lender Security Agreement".

         (10) Section 1.01(a) of the New LP Agreement is hereby amended to insert the following definitions in appropriate alphabetical order:

               ""Excess Interest" means, for any period, the excess, if any, of the interest expense incurred during such period by the Partnership under any New LP Refinancing over the amount of interest expense that New LP would have incurred during such period under the New LP Financing."

               ""Partnership Financing" means the New LP Financing or any New LP Refinancing."

         (11) The definition of "Profits" and "Losses" in Section 1.01(a) of the New LP Agreement is hereby amended by inserting "(other than pursuant to Section 4.03(f))" immediately after "pursuant to Section 4.03 hereof" in clause
(v) of such definition.

         (12) The definition of "Quarterly Distribution Amount" in Section 1.01(a) of the New LP Agreement is hereby amended and restated in its entirety as follows:

               ""Quarterly Distribution Amount" means, subject to Section 5.01(c), (i) with respect to each of the first, second and third quarters of any fiscal year, an amount of cash estimated in good faith by the Managing General Partner to be equal to 50.00% of Price LP's share of any Profit for such fiscal quarter which would be allocated to Price LP's Capital Account pursuant to Sections 4.01(b) and 4.03 if such allocation were made on a quarterly basis, and (ii) with respect to the fourth quarter of any fiscal year, an amount of cash equal to (A) if the Price Profit Allocation for such fiscal year is less than the Threshold Profit Allocation for such fiscal year, an amount of cash equal to (x) the Price Profit Allocation minus (y) the sum of the Quarterly Distribution Amounts for the first, second and third quarters of such fiscal year, or (B) if the Price Profit Allocation for such fiscal year is greater than or equal to the Threshold Profit Allocation for such fiscal year, an amount of cash equal to (x) the Threshold Profit Allocation minus (y) the sum of the Quarterly Distribution Amounts for the first, second and third quarters of such fiscal year."

         (13) Section 4.03 of the New LP Agreement is hereby amended by inserting the following new clause:

               "(f) Excess Refinancing Costs. All Excess Interest and all reasonable fees and other costs and expenses (other than interest) incurred by New LP in connection with any New LP Refinancing obtained under the circumstances contemplated by Section 2.06(c) of the Transaction Agreement shall be allocated to Price LP.


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         (14) Section 4.04 of the New LP Agreement is hereby amended and restated in its entirety as follows:

               "SECTION 4.04. Allocation of Liabilities. Except to the extent that Code Section 752 or Regulations thereunder are amended following the date hereof, and based on the facts in existence as of the date hereof, (i) liability of the Partnership for the New LP Financing shall be allocated solely for federal income tax purposes to the Price LP and (ii) liability of the Partnership for the New LP Refinancing shall be allocated solely for federal income tax purposes to the Company Contributed Assets and, therefore, to Price LP. The Partnership shall file all Partnership tax returns consistent with the foregoing allocation and shall not take a position inconsistent therewith as long as the allocation is permitted under Code Section 752 and the Regulations thereunder. Notwithstanding the foregoing, if the Managing General Partner determines in good faith that such allocation is not permitted under Code Section 752 and the Regulations thereunder (as interpreted from time to time by the U.S. courts, including the Tax Court, and by official pronouncements of the Internal Revenue Service or the Treasury department, such as revenue rulings, revenue procedures and notices), (i) the Partnership shall inform the Partners about the conclusion of the Managing General Partner and shall provide the Partners with an explanation underlying such conclusion, and (ii) the Partnership shall no longer be required to file its tax returns in accordance with such allocation. The Partners agree that allocating liability of the Partnership for the New LP Financing and the New LP Refinancing, if any, to Price LP is permitted based on the law and the facts in existence as of the date hereof."

         (15) Section 5.01(a) of the New LP Agreement is hereby amended by deleting "the second anniversary of".

         (16) Section 6.09(c) of the New LP Agreement is hereby amended and restated in its entirety as follows:

               "(c) The Partnership shall not until the earlier of two days after the Exchange Closing Date (as defined in the Exchange Agreement) and four years and six months after the Closing Date, voluntarily prepay the Partnership Financing, effect a defeasance with respect to the Partnership Financing (other than a defeasance that does not affect the treatment of the liability under Code
          Section 752), or intentionally take any action or fail to take any action with the objective of causing an acceleration of New LP's obligation to repay the Partnership Financing; provided that nothing in this Section 6.09(c) shall prevent New LP from refinancing the New LP Financing pursuant to Section 2.06(c) of the Transaction Agreement."

         (17) Section 2.01(b) of the Exchange Agreement is hereby amended by inserting the following sentence at the end thereof:


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



               "At the VWI Exchange Closing, VCI shall, or shall cause the Lender to, as the case may be, fully and unconditionally release (i) the Company from any and all of its obligations under the Company Guarantee and (ii) Price Parent from any and all of its obligations under the Price Parent Guarantee and the Lender Security Agreement."

         (18) Section 2.02(a) of the Exchange Agreement is hereby amended by inserting the following two sentences at the end thereof:

               "At the time of consummation of the VCI Mandatory Exchange, provided that New LP has a minimum net worth (defined as total assets minus total liabilities, in each case, as reflected on the financial statements most recently delivered pursuant to Section 7.02 of the New LP Agreement) of at least $500 million, VCI shall, or shall cause the Lender to, as the case may be, fully and unconditionally release
          (i) the Company from any and all of its obligations under the Company Guarantee and (ii) Price Parent from any and all of its obligations under the Price Parent Guarantee and the Lender Security Agreement. If New LP does not have a minimum net worth of at least $500 million at such time, then (i) the Company shall not be released from its obligations under the Company Guarantee, (ii) Price Parent shall not be released from its obligations under the Price Parent Guarantee or the Lender Security Agreement and (iii) for so long as the Company remains obligated under the Company Guarantee or Price Parent remains obligated under the Price Parent Guarantee (A) New LP shall not take any of the actions set forth in Section 6.04(b)(ii) through (xv) of the New LP Agreement without Price Parent's prior written consent and
          (B) New LP will use its best efforts to repay the New LP Financing within six months after the VCI Mandatory Exchange or as soon thereafter as practicable."

         (19) Section 2.02(b) of the Exchange Agreement is hereby amended by inserting the following two sentences at the end thereof:

               "At the VCI Call Exchange Closing, provided that New LP has a minimum net worth (defined as total assets minus total liabilities, in each case, as reflected on the financial statements most recently delivered pursuant to Section 7.02 of the New LP Agreement) of at least $500 million, VCI shall, or shall cause the Lender to, as the case may be, fully and unconditionally release (i) the Company from any and all of its obligations under the Company Guarantee and (ii) Price Parent from any and all of its obligations under the Price Parent Guarantee and the Lender Security Agreement. If New LP does not have a minimum net worth of at least $500 million at such time, then (i) the Company shall not be released from its obligations under the Company Guarantee, (ii) Price Parent shall not be released from its obligations under the Price Parent Guarantee or the Lender Security Agreement and (iii) for so long as the Company remains obligated under the Company Guarantee or Price Parent remains obligated under the Price Parent Guarantee (A) New LP shall not take any of the actions set forth in Section 6.04(b)(ii) through (xv) of the New LP Agreement without Price Parent's prior written consent and
          (B) New LP will use its best efforts to repay the


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          New LP Financing within six months after the VCI Call Exchange
          Closing or as soon thereafter as practicable."

         This letter agreement shall be governed by and construed in accordance with the law of the State of New York.

         Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter enclosed herewith.


                             Very truly yours,


                             CELLCO PARTNERSHIP

                             By: /s/ Margaret Feldman
                                 --------------------------------
                                  Name:   Margaret Feldman
                                  Title:  Vice President - Business Development



                             VERIZON WIRELESS OF THE EAST LP

                             By: Verizon Wireless of Georgia LLC, as
                                    General Partner

                             By:  Cellco Partnership, as sole member of
                                    Verizon Wireless of Georgia LLC

                             By: /s/ Margaret Feldman
                                 --------------------------------
                                  Name:   Margaret Feldman
                                  Title:  Vice President - Business Development

                             VERIZON COMMUNICATIONS INC.


                             By: /s/ David H. Benson
                                 --------------------------------
                             Name:    David H. Benson
                             Title:   Executive Vice President
                                      Strategy, Development, Planning

                             VERIZON WIRELESS INC.

                             By: /s/ S. Mark Tuller
                                 ----------------------------------------
                             Name:    S. Mark Tuller
                             Title:   Vice President and Secretary


Accepted and agreed as of the
date first written above:


PRICE COMMUNICATIONS CORPORATION

By:    /s/ Robert Price
       ---------------------------
Name:  Robert Price
Title:


PRICE COMMUNICATIONS CELLULAR INC.

By:    /s/ Robert Price
       ---------------------------
Name:  Robert Price
Title:


PRICE COMMUNICATIONS CELLULAR HOLDINGS, INC.

By:    /s/ Robert Price
       ---------------------------
Name:  Robert Price
Title:


PRICE COMMUNICATIONS WIRELESS, INC.


By:    /s/ Robert Price
       ---------------------------
Name:  Robert Price
Title:









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